Exhibit 99.1

Crescent Point Energy Confirms December 2018 Dividend

CALGARY, Dec. 17, 2018 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) confirms that the dividend to be paid on January 15, 2019, in respect of December 2018 production, for shareholders of record on December 31, 2018, will be CDN$0.03 per share.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

For Further Information, Please Contact:
Crescent Point Energy Corp.
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets

Shant Madian
Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020
Toll-free (US and Canada): 888-693-0020
Fax: (403) 693-0070

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG

View original content:http://www.prnewswire.com/news-releases/crescent-point-energy-confirms-december-2018-dividend-300767443.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2018/17/c2551.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 17-DEC-18